Mail Stop 3561

December 15, 2006

By Facsimile and U.S. Mail

Mr. H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

      Re: **Wal-Mart Stores, Inc.**
              Form 10-K for Fiscal Year Ended January 31, 2006
              Filed March 29, 2006
              File No. 1-6991
              Form 10-Q for Three Months Ended October 31, 2006
              Filed November 30, 2006
              File No. 1-6991

Dear Mr. Scott:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2006

Consolidated Statement of Cash Flows, page 33

1.   Pease advise or revise your future interim and annual filings to present cash flow from operating activities by adjusting net income rather than income from continuing operations. See paragraph 28 of SFAS No. 95.

Form 10-Q for the Quarterly Period Ended October 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Key Items in the Third Quarter, page 12

2.   In future filings please disclose why you received property related insurance proceeds, management's plans for the proceeds and the classification of the proceeds in the consolidated cash flow statement.

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief